                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 Amendment No. 1
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      Laidlaw Environmental Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     50730L
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Ivan R. Cairns
                     Senior Vice-President & General Counsel
                                  Laidlaw Inc.
                             3221 North Service Road
                           Burlington, Ontario L7R 3Y8
                                 (905) 336-1800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 15, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


                           If the filing person has previously filed a
                  statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
                  (4), check the following box: [ ]

                           Check the following box if a fee is being
                  paid with the statement: [ ]


                                Page 1 of 6 Pages

CUSIP Number 50730L                                            Page 2 of 6 Pages

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            LAIDLAW INC.
            NOT APPLICABLE - CANADIAN

--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP*

            (a)                                                (b)  |

--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            00

--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OR ORGANIZATION

            CANADA
--------------------------------------------------------------------------------

                                   7  SOLE VOTING POWER
NUMBER OF                             123,920,510
SHARES                             8  SHARED VOTING POWER
BENEFICIALLY                          0
OWNED BY EACH                      9  SOLE DISPOSITIVE POWER
REPORTING                             123,920,510
PERSON WITH                       10  SHARED DISPOSITIVE POWER
                                      0

--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            123,920,510

--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*


--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            35.2%

--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP Number 50730L                                            Page 3 of 6 Pages


         This Amendment No. 1 to the Schedule 13D (the "Schedule 13D") filed by Laidlaw Inc. with respect to Shares of Common Stock of Laidlaw Environmental Services, Inc. ("LESI") hereby amends and supplements the Schedule 13D as set forth below. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D, as amended and supplemented.

Item 2.  Identity and Background

         This statement is being filed by Laidlaw Inc. ("Laidlaw"). Laidlaw is a corporation continued under the laws of Canada whose principal business and offices are located at: 3221 North Service Road, Burlington, Ontario, Canada L7R 3Y8. Laidlaw through subsidiaries provides school bus, public transit, ambulance and emergency department management services.

         The names, business addresses, principal occupations or employments and citizenships (and the names, principal businesses and addresses of the corporations or other organizations in which such employment is conducted) of the executive officers and directors of Laidlaw are set forth in Schedule 1 attached hereto and incorporated herein by reference.

         During the last five years neither Laidlaw nor to the best knowledge of Laidlaw, the persons listed on Schedule 1 hereto has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours); or
(2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP Number 50730L                                            Page 4 of 6 Pages

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended and supplemented by adding the following:

         LESI issued 1,715,686 and 2,204,724 shares of Common Stock to Laidlaw in payment of interest due on November 15, 1997 and May 15, 1998, respectively, on the 5% Subordinated Convertible Pay-in-Kind Debenture due 2009 in accordance with the terms of the Debenture.

         Pursuant to an exchange offer and subsequent merger, LESI acquired all outstanding shares of Safety-Kleen Corp. for a consideration per share of $18.30 in cash and 2.80 shares of Common Stock of LESI. In so doing, LESI issued approximately 168.3 million shares of its Common Stock.

         As a result of the above transaction, Laidlaw beneficially owns 35.2% of the issued shares of Common Stock of LESI (excluding any shares which might in the future be issued upon conversion of the 5% Subordinated Convertible Pay-in-Kind Debenture due 2009).


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          LAIDLAW INC.

                                          By: /s/ Ivan Cairns
                                          Senior Vice-President
                                          & General Counsel


Dated: May 20, 1998

CUSIP Number 50730L                                            Page 5 of 6 Pages

                                   SCHEDULE 1

Directors and Executive Officers of Laidlaw Inc. The name, present principal occupation or employment of each of the directors and executive officers of Laidlaw Inc., and the name, principal business and address of any organization in which such employment is conducted, are set forth below. Unless otherwise indicated, the business address of each person listed below is c/o Laidlaw Inc., 3221 North Service Road, P.O. Box 5028, Burlington, Ontario, Canada, L7R 3Y8. Each director and executive officer listed below is a citizen of Canada, except as otherwise indicated. Directors are identified by an asterisk. The business and address of Laidlaw Inc. is not repeated in this table.


--------------------------------------------------------------------------------------------------------------------
      NAME, TITLE AND BUSINESS ADDRESS                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------------------------------------------------------------------------------------------------
James R. Bullock *                                       President and Chief Executive Officer
President and Chief Executive Officer                    Laidlaw Inc.
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario L7R 3Y8
--------------------------------------------------------------------------------------------------------------------
William P. Cooper *                                      President & Chief Executive Officer
President & Chief Executive Officer                      Cooper Construction Limited
Cooper Corporation Limited
85 The East Mall
Toronto, Ontario  M8Z 5W4
--------------------------------------------------------------------------------------------------------------------
Jack P. Edwards *  (U.S. Citizen)                        President & Chief Executive Officer
President & Chief Executive Officer                      Danzas Corporation
Danzas Corporation
3650 - 131st Avenue S.E., Suite 700
Bellevue, Washington 98006
--------------------------------------------------------------------------------------------------------------------
William A. Farlinger *                                   Chairman
Chairman                                                 Ontario Hydro
Ontario Hydro
700 University Avenue
19th Floor, H19 A27
Toronto, Ontario  M5G 1X6
--------------------------------------------------------------------------------------------------------------------
John R. Grainger *                                       Executive Vice President and Chief Operating Officer
Executive Vice President and Chief Operating Officer     Laidlaw Inc.
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario  L7R 3Y8
--------------------------------------------------------------------------------------------------------------------
Donald M. Green *                                        Chairman
Chairman                                                 ACD Tridon Inc.
ACD Tridon Inc.
4145 North Service Road, Suite 200
Burlington, Ontario  L7L 6A3
--------------------------------------------------------------------------------------------------------------------
Martha O. Hesse * (U.S. Citizen)                         President
President                                                Hesse Gas Company
Hesse Gas Company
6524 San Felipe, Suite 129
Houston, Texas USA 77057
--------------------------------------------------------------------------------------------------------------------
Wilfred G. Lewitt *                                      Chairman
Chairman                                                 MDS Inc.
MDS Inc.
100 International Blvd.
Etobicoke, Ontario  M9W 6J6
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
      NAME, TITLE AND BUSINESS ADDRESS                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------------------------------------------------------------------------------------------------
Gordon R. Ritchie *                                      Chief Executive Officer
Chief Executive Officer                                  Strategico Inc.
Strategico Inc.
45 O'Connor Street, 20th Floor
Ottawa, Ontario  K1P 1A4
--------------------------------------------------------------------------------------------------------------------
William A. Sanger * (U.S. Citizen)                       President and Chief Executive Officer
President and Chief Executive Officer                    Cancer Treatment Centers of America
Cancer Treatment Centers of America
3455 Salt Creek Lane, Suite 200
Arlington Heights, Illinois USA  60005
--------------------------------------------------------------------------------------------------------------------
Stella M. Thompson *                                     President
President                                                Stellar Energy Ltd.
Stellar Energy Ltd.
Bowvalley Square Two, Suite 2080
205 - 5th Avenue S.W.
Calgary, Alberta  T2P 2V7
--------------------------------------------------------------------------------------------------------------------
Peter N.T. Widdrington *                                 Chairman of the Board
252 Pall Mall Street, Suite 303                          Laidlaw Inc.
London, Ontario  N6A 5P6
--------------------------------------------------------------------------------------------------------------------
Ivan R. Cairns                                           Senior Vice-President and General Counsel
Senior Vice-President and General Counsel                and Secretary
Laidlaw Inc.                                             Laidlaw Inc.
3221 North Service Road
Burlington, Ontario  L7R 3Y8
--------------------------------------------------------------------------------------------------------------------
John R. Grainger                                         Executive Vice-President and Chief Operating Officer
Executive Vice-President and Chief Operating Officer     Laidlaw Inc.
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario  L7R 3Y8
--------------------------------------------------------------------------------------------------------------------
Leslie W. Haworth                                        Senior Vice-President and Chief Financial Officer
Senior Vice-President and Chief Financial Officer        Laidlaw Inc.
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario  L7R 3Y8
--------------------------------------------------------------------------------------------------------------------
William S. Schilling (U.S. Citizen)                      Vice-President, Human Resources
Vice-President, Human Resources                          Laidlaw Inc.
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario  L7R 3Y8i
--------------------------------------------------------------------------------------------------------------------
Wayne R. Bishop                                          Vice-President and Controller
Vice-President and Controller                            Laidlaw Inc.
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario  L7R 3Y8
--------------------------------------------------------------------------------------------------------------------
Jeffery Cassell                                          Vice-President, Risk Management
Vice-President, Risk Management                          Laidlaw Inc.
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario  L7R 3Y8
--------------------------------------------------------------------------------------------------------------------
T.A.G. Watson                                            Vice-President, Communications
Vice-President, Communications                           Laidlaw Inc.
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario  L7R 3Y8
--------------------------------------------------------------------------------------------------------------------
CUSIP Number 50730L                                                                    Page 6  of  6  Pages
--------------------------------------------------------------------------------------------------------------------